SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                               (Amendment No. 1 )*


                               FOURTH SHIFT CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   351128 10 3
                                 (CUSIP Number)


                                DECEMBER 31, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13G

------------------------------------              -----------------------------
CUSIP No.  351128 10 3                             Page 2 of 7 Pages
------------------------------------              -----------------------------
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Oscar Capital Management, LLC
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF              5       SOLE VOTING POWER
     SHARES                         779,816
                       --------------------------------------------------------
     BENEFICIALLY           6       SHARED VOTING POWER
      OWNED BY         --------------------------------------------------------
       EACH                 7       SOLE DISPOSITIVE POWER
     REPORTING                      779,816
                       --------------------------------------------------------
      PERSON                8       SHARED DISPOSITIVE POWER
       WITH
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     779,816
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IA
-------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G


--------------------------               --------------------------------------
CUSIP No. 351128 10 3                     Page 3 of 7 Pages
--------------------------               --------------------------------------
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew K. Boszhardt, Jr.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
      NUMBER OF          5      SOLE VOTING POWER
       SHARES                   829,016
                     ----------------------------------------------------------
     BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY       ----------------------------------------------------------
        EACH             7      SOLE DISPOSITIVE POWER
     REPORTING                  829,016
                     ----------------------------------------------------------
      PERSON             8      SHARED DISPOSITIVE POWER
       WITH
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     829,016
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).  Name of Issuer:

         FOURTH SHIFT CORP., A MINNESOTA CORPORATION.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         7900 INTERNATIONAL DRIVE, SUITE 450
         MINNEAPOLIS, MN  55425

Items 2(a),
(b) and (c).  Name of Person Filing; Address of Principal Business Office;
Citizenship:

1.       OSCAR CAPITAL MANAGEMENT, LLC
         900 THIRD AVENUE, 10TH FLOOR
         NEW YORK, NY  10022
         A DELAWARE LIMITED LIABILITY COMPANY AND REGISTERED INVESTMENT ADVISER

2.       ANDREW K. BOSZHARDT
         C/O OSCAR CAPITAL MANAGEMENT, LLC
         900 THIRD AVENUE, 10TH FLOOR
         NEW YORK, NY  10022
         MR. BOSZHARDT IS A CITIZEN OF THE UNITED STATES

Item 2(d).  Title of Class of Securities:

         THE COMMON STOCK OF FOURTH SHIFT CORP. (THE "COMMON STOCK")

Item 2(e).  CUSIP Number:

         351128 10 3

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [X]  An investment adviser in accordance with 240.13d-1(b)(1)
             (ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X].

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 829,016.

         (b)      Percent of class: 8.3%.

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote
                           829,016.

                  (ii)     Shared power to vote or to direct the vote 0.

                  (iii) Sole power to dispose or to direct the disposition of 829.016.

                  (iv) Shared power to dispose or to direct the disposition of 0.

Mr. Boszhardt is the Managing Member of Oscar Capital Management, LLC responsible for determinations as to voting, purchases and sales, and therefore has sole voting and dispositive power with respect to and therefore is deemed to beneficially own securities beneficially owned by Oscar Capital Management, LLC. Oscar Capital Management, LLC beneficially owns an aggregate of 779,816 shares of Common Stock, which equals 7.8% of the outstanding Common Stock. Mr. Boszhardt also has sole voting and discretionary power with respect to 49,200 shares of Common Stock owned by himself and his children. Mr. Boszhardt therefore, beneficially owns an aggregate of 829,016 shares of Common Stock, which equals 8.3% of the outstanding Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class:

         NOT APPLICABLE.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         NOT APPLICABLE.

Item 7.  Identification and Classification of the Subsidiary which Acquired the
                Security Being Reported on by the Parent Holding Company:

         NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group:

         NOT APPLICABLE.


Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999                     OSCAR CAPITAL MANAGEMENT, LLC

                                         /S/ ANDREW K. BOSZHARDT, JR.
                                        ---------------------------------
                                        By:    Andrew K. Boszhardt, Jr.
                                        Title: Managing Member